Dunham Funds
10251 Vista Sorrento Parkway, Suite 200
 San Diego, CA 92121

February 22, 2008

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Dunham Funds (CIK No. 0000910472, 1933 Act File No. 333- 147999 and 1940 Act File No. 811- 22153) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Dunham Funds (the “Trust) has determined that the amendment filed pursuant to Rule 485(b) on its behalf on February 22, 2008 (accession number 0000910472-08-000065)(the "Amendment") was made in error.  Therefore, it is in the best interests of the Trust and the public that the filing be withdrawn.  Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.

Please direct any questions concerning this letter to JoAnn Strasser, of Thompson Hine LLP, counsel to the Trust at (513) 352-6700.

Very truly yours,
/s/ Denise S. Iverson
Denise S. Iverson
Treasurer, Dunham Funds

cc:	Patsy Mengiste, Securities and Exchange Commission